51-102F3
Material Change Report

Item 1 Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Change

February 4, 2016

Item 3 News Release

The news release was disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4 Summary of Material Change

The Company announced the record date and effective date for the Plan of Arrangement.

Item 5 Full Description of Material Change

Please see the attached news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9 Date of Report

February 4, 2016

1

 37 Capital Inc. Announces Record Date of Plan of Arrangement

February 4, 2016 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Cap”) (CSE: JJJ) (OTCQB: HHHEF) is pleased to announce further to the previously announced plan of arrangement (the “Arrangement”) with 27 Red Capital Inc. (“Spinco1”) and 4 Touchdowns Capital Inc. (“Spinco2”), each a private British Columbia company and a wholly-owned subsidiary of the Company, the Company has set the record date for the Arrangement as February 9, 2016 (the ”Record Date”). Refer to the Company’s Information Circular dated May 6, 2015, available on www.sedar.com, for additional information concerning the Arrangement.

The Record Date is the date for shareholders of the Company (the “Shareholders”) to participate in the Arrangement. The Company anticipates that the effective date for the Arrangement will be on or about February 12, 2016 (the “Effective Date”).

Shareholders of record on the Effective Date will receive one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, and pursuant to the Arrangement, all of the Class 1 Reorganization Shares will be automatically transferred by Shareholders to Spinco1 in exchange for 2,067,724 common shares of Spinco1 to be issued to Shareholders on a pro rata basis (resulting in one common share of Spinco1 being issued for every one Class 1 Reorganization Share). Immediately following this, the Company will redeem all of the Class 1 Reorganization Shares by the transfer to Spinco1 of $20,677.24 and a promissory note in the principal amount of $20,677.24. Furthermore on the Effective Date, all of the Class 2 Reorganization Shares will be automatically transferred by Shareholders to Spinco2 in exchange for 2,067,724 common shares of Spinco2 to be issued to Shareholders on a pro rata basis (resulting in one common share of Spinco2 being issued for every one Class 2 Reorganization Share). Immediately following this, the Company will redeem all of the Class 2 Reorganization Shares by the transfer to Spinco2 of $20,677.24 and a promissory note in the principal amount of $20,677.24.

Fractional shares of Spinco1 and Spinco2 will not be issued and any fractional shares resulting from the Arrangement will be cancelled. As the rights and restrictions of the new common shares are identical to the current common shares, no replacement share certificates for the new common shares will be distributed to Shareholders. Share certificates for the Spinco1 and Spinco2 common shares will be distributed or credited to Shareholders of record on the Effective Date.

The shares of the Company will trade ex-distribution on February 5, 2016, meaning that purchasers of the Company’s shares on or after February 5, 2016, will not receive Spinco1 and Spinco2 shares pursuant to the Arrangement.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

2

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

Cautionary Note Regarding Forward-Looking Information

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of 37 Cap such as the statement that: (i) the Plan of Arrangement may be effected; and (ii) shareholders may receive 100% of the shares of each Spinco1 and Spinco2. There are numerous risks and uncertainties that could cause actual results and 37 Cap’s plans and objectives to differ materially from those expressed in the forward-looking information, including other factors beyond 37 Cap’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, 37 Cap assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.